UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18453H106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,932,534
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,932,534
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,932,534
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 489,078,425 shares of Common Stock outstanding as of October 28, 2024.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed by Mr. Moreno (the “Reporting Person”) to amend the Schedule 13D originally filed on behalf of the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2023, as subsequently amended on December 6, 2023 and May 20, 2024 (collectively, the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The Reporting Person purchased 5,117,298 shares of Common Stock in open market transactions for an aggregate purchase price of $7,494,470.24, including brokerage commissions. Funding of the purchases of the Common Stock was from Mr. Moreno’s personal funds.

The information set forth in Item 5 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 3 is incorporated by reference in its entirety into this Item 5.

(c)

The transactions effected by the Reporting Person in respect of the Issuer’s Common Stock since the most recent filing of the Reporting Person on the Original Schedule 13D are set forth on the following table. All purchases provided below were made by the Reporting Person in open market transactions at prevailing markets prices.

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	5/29/2024	284,634	$402,187.84	$1.41	$1.395-$1.425
Purchase of Common Stock on Open Market	5/31/2024	267,192	$377,542.30	$1.44	$1.44-$1.45
Purchase of Common Stock on Open Market	6/4/2024	208,553	$289,888.67	$1.39	$1.38-$1.41
Purchase of Common Stock on Open Market	6/5/2024	106,470	$149,058.00	$1.40	$1.38-$1.41
Purchase of Common Stock on Open Market	6/6/2024	184,977	$258,967.80	$1.40	$1.40-$1.405
Purchase of Common Stock on Open Market	6/6/2024	136,539	$187,017.47	$1.37	$1.37-$1.375
Purchase of Common Stock on Open Market	6/7/2024	63,461	$86,300.61	$1.36	$1.355-$1.365
Purchase of Common Stock on Open Market	6/7/2024	43,827	$59,166.45	$1.35	$1.35-$1.355
Purchase of Common Stock on Open Market	6/10/2024	5,482	$7,400.70	$1.35	$1.35-$1.36
Purchase of Common Stock on Open Market	6/11/2024	336	$453.60	$1.35	$1.35-$1.36
Purchase of Common Stock on Open Market	6/14/2024	33,313	$44,972.55	$1.35	$1.35-$1.375
Purchase of Common Stock on Open Market	6/14/2024	117,042	$160,347.54	$1.37	$1.35-$1.375
Purchase of Common Stock on Open Market	6/14/2024	48,209	$66,046.33	$1.37	$1.365-$1.375

Purchase of Common Stock on Open Market	6/17/2024	28,854	$39,529.98	$1.37	$1.36-$1.37
Purchase of Common Stock on Open Market	6/18/2024	136,650	$187,210.50	$1.37	$1.365-$1.385
Purchase of Common Stock on Open Market	6/20/2024	1,502	$2,072.76	$1.38	$1.365-$1.385
Purchase of Common Stock on Open Market	6/21/2024	34,785	$48,003.30	$1.38	$1.37-$1.385
Purchase of Common Stock on Open Market	10/11/2024	135,000	$205,200.00	$1.52	$1.50-$1.525
Purchase of Common Stock on Open Market	10/11/2024	467,000	$728,520.00	$1.56	$1.54-$1.575
Purchase of Common Stock on Open Market	10/11/2024	898,000	$1,418,840.00	$1.58	$1.57-$1.598
Purchase of Common Stock on Open Market	10/31/2024	500,000	$715,000.00	$1.43	$1.385-$1.44
Purchase of Common Stock on Open Market	10/31/2024	415,472	$610,743.84	$1.47	$1.45-$1.485
Purchase of Common Stock on Open Market	11/1/2024	500,000	$710,000.00	$1.42	$1.40-$1.435
Purchase of Common Stock on Open Market	11/1/2024	500,000	$740,000.00	$1.48	$1.45-$1.495

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name: Arturo R. Moreno